EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong second quarter 2026 operating and financial results
Solid execution and asset performance support higher end of 2026 financial outlook
$0.7 billion of new growth projects sanctioned in second quarter, totaling approximately $3 billion of low-risk, accretive growth projects announced in 2026

CALGARY, Alberta – July 30, 2026 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its second quarter results today. François Poirier, TC Energy’s President and Chief Executive Officer commented, "Driven by safe and reliable operations, we delivered strong financial results in the first half of 2026 and now expect to be at the upper end of our 2026 comparable EBITDA1 outlook range of $11.6 to $11.8 billion. Our performance continues to underscore the strength of our diversified portfolio and our ability to consistently deliver low-risk, repeatable results.” Poirier continued, "Over the past six months, we have sanctioned approximately $3 billion of new growth projects across our North American natural gas portfolio, including the announcement today of three natural gas pipeline projects. Two of these projects expand our U.S. natural gas footprint and are expected to deliver a weighted average build multiple2 of approximately 5.8 times, supported by 20-year take-or-pay contracts. In Canada, the third project represents another step in expanding the NGTL System to serve growing customer demand through our Multi-Year Growth Plan (MYGP). Together, these investments reflect our disciplined approach to advancing capital-efficient, low-risk growth opportunities that create long-term value for shareholders."
Financial Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Second quarter 2026 financial results from continuing operations:
◦Comparable earnings1 of $1.0 billion or $0.94 per common share1 compared to $0.8 billion or $0.82 per common share in second quarter 2025
◦Net income attributable to common shares of $1.0 billion or $0.95 per common share compared to $0.9 billion or $0.83 per common share in second quarter 2025
◦Comparable EBITDA of $2.9 billion compared to $2.6 billion in second quarter 2025
◦Segmented earnings of $2.2 billion compared to $2.0 billion in second quarter 2025
•TC Energy’s Board of Directors declared a quarterly dividend of $0.8775 per common share for the quarter ending September 30, 2026
•2026 outlook:
◦We expect our 2026 comparable EBITDA and comparable earnings per common share (EPS) outlooks to be higher than 2025, consistent with our 2025 Annual Report
◦Comparable EBITDA is expected to be at the upper end of our $11.6 to $11.8 billion range
1 Comparable EBITDA, comparable earnings and comparable earnings per common share are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Segmented earnings, Net income attributable to common shares and Net income per common share, respectively. We do not forecast Segmented earnings. For more information on non-GAAP measures, refer to the Non-GAAP and Supplementary financial measure section of this news release.
2 Build multiple is a non-GAAP ratio calculated by dividing capital expenditures by comparable EBITDA. Weighted average build multiple is calculated across all projects based on each project's capital expenditures.Please note our method for calculating build multiple may differ from methods used by other entities. Therefore, it may not be comparable to similar measures presented by other entities. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.

◦Capital expenditures are anticipated to be $6.0 to $6.5 billion prior to adjustments for non-controlling interests, or $5.5 to $6.0 billion of net capital expenditures.1
Operational Highlights
•Canadian Natural Gas Pipelines deliveries averaged 24.2 Bcf/d, up one per cent compared to second quarter 2025
◦Canadian Mainline Western receipts averaged 4.6 Bcf/d, up four per cent compared to second quarter 2025
•U.S. Natural Gas Pipelines daily average flows were 27.0 Bcf/d, up five per cent compared to second quarter 2025
◦Deliveries to LNG facilities averaged 3.9 Bcf/d, up 13 per cent compared to second quarter 2025
◦North Baja set a new all-time delivery record of 886 MMcf on June 17, 2026
◦Gillis Access set a new all-time delivery record of 1.5 Bcf on July 3, 2026
•Mexico Natural Gas Pipelines flows averaged 3.4 Bcf/d, lower than second quarter 2025 primarily attributed to adjustments to pipeline flows
◦Deliveries to power generation facilities averaged 1.4 Bcf/d in second quarter 2026, in line with second quarter 2025
•Bruce Power achieved 98.5 per cent availability in second quarter 2026, with no forced outage days in the quarter
•Cogeneration power plant fleet achieved 89.6 per cent availability in second quarter 2026, primarily reflecting spring planned outages.
Project Highlights
•Sanctioned $0.7 billion of low-risk, in-corridor expansion projects including:
◦Approved the Central Virginia Capacity project with an expected build multiple2 of 6.4x: an expansion project on our Columbia Gas system designed to provide up to 0.4 Bcf/d of capacity to facilitate new natural gas-fired power generation to support data centre development. The project has anticipated in-service dates in 2028 and 2030 with a total estimated project cost of approximately US$0.3 billion
◦Approved the Clark project with an expected build multiple of 4.4x: an expansion project on our Columbia Gulf system designed to provide up to 0.3 Bcf/d of capacity to provide firm transportation service to an existing natural gas-fired power plant. The project has an anticipated in-service date of 2028 and an estimated project cost of approximately US$0.1 billion
◦Approved expansion facilities as part of the Multi-Year Growth Plan with an anticipated in-service date of 2028 and an estimated project cost of approximately $0.1 billion to deliver incremental growth on the NGTL System
•For the six months ended June 30, 2026, we placed approximately $1.8 billion of projects into service:
◦Placed approximately $0.4 billion of capacity projects in service on the NGTL System in the six months ended June 30, 2026, including approximately $0.1 billion of Multi-Year Growth Plan projects. Completed the Valhalla North and Berland River project, adding approximately 400 MMcf/d of incremental capacity to the NGTL System. The project has a total capital cost of approximately $0.5 billion and includes approximately 33 km of new pipeline and a non-emitting electric compressor unit. The Valhalla North section was placed in service in third quarter 2025 and the Berland River compressor unit became operational on July 14, 2026
◦Placed the Bison XPress project in service with a total project cost of US$0.4 billion, of which our share is US$0.2 billion, strengthening Northern Border system reliability and adding up to approximately 0.3 Bcf/d of capacity to support regional transportation demand
◦Bruce Power has returned Unit 3 to service seven months ahead of the schedule that was committed to the Independent Electricity System Operator (IESO) following its Major Component Replacement (MCR). Our share of equity contributions was $1.1 billion and achieved a 15 per cent reduction in cost relative to the Unit 6 MCR. As a result of Bruce Power’s
1 Net capital expenditures are adjusted for the portion attributed to non-controlling interests and is a supplementary financial measure used throughout this news release. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.
2 Build multiple is a non-GAAP ratio calculated by dividing capital expenditures by comparable EBITDA. Please note our method for calculating build multiple may differ from methods used by other entities. Therefore, it may not be comparable to similar measures presented by other entities. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.

performance, the company is expecting to return approximately $150 million to Ontario ratepayers through the IESO, demonstrating the strength of the province’s nuclear refurbishment model and Bruce Power’s commitment to delivering value for families and businesses
•Advanced multiple NGTL service offerings, including the recently completed Greater Edmonton Area delivery offering, ongoing delivery opportunities for 2030–2032 across intra-Alberta markets, and the Empress/McNeill borders, representing approximately 1.0 Bcf/d of marketed delivery capacity
•Canadian Mainline received approval from the Canada Energy Regulator for a four-year negotiated settlement for the period from January 2027 through December 2030
◦New Capacity Open Season commenced for incremental capacity at Empress. TC Energy has committed up to $200 million of capital, subject to FID, to support incremental capacity, with targeted returns that exceed the approved return on equity
•Advanced U.S. rate case settlements on ANR and Great Lakes. ANR filed a settlement with FERC in May 2026, which FERC approved in July 2026, and Great Lakes filed a settlement with FERC in June 2026, for which approval is anticipated in the fourth quarter of 2026

	three months ended June 30		six months ended June 30
(millions of $, except per share amounts)	2026	2025	2026	2025

Income
Net income (loss) attributable to common shares from continuing operations	987	862	1,886	1,840
per common share – basic	$0.95	$0.83	$1.81	$1.77

Segmented earnings (losses)
Canadian Natural Gas Pipelines	545	551	1,054	1,067
U.S. Natural Gas Pipelines	992	907	2,067	2,016
Mexico Natural Gas Pipelines	397	191	786	402
Power and Energy Solutions	240	312	441	447
Corporate	(1)	(7)	(4)	(12)
Total segmented earnings (losses)	2,173	1,954	4,344	3,920

Comparable EBITDA from continuing operations
Canadian Natural Gas Pipelines	961	923	1,880	1,813
U.S. Natural Gas Pipelines	1,218	1,089	2,715	2,456
Mexico Natural Gas Pipelines	409	319	841	552
Power and Energy Solutions	361	301	604	525
Corporate	(1)	(7)	(4)	(12)
Comparable EBITDA from continuing operations	2,948	2,625	6,036	5,334
Depreciation and amortization	(737)	(671)	(1,460)	(1,349)
Interest expense included in comparable earnings	(860)	(847)	(1,698)	(1,687)
Allowance for funds used during construction	60	114	99	362
Foreign exchange gains (losses), net included in comparable earnings	28	55	29	45
Interest income and other	34	49	67	100
Income tax (expense) recovery included in comparable earnings	(316)	(294)	(632)	(586)
Net (income) loss attributable to non-controlling interests included in comparable earnings	(144)	(155)	(369)	(332)
Preferred share dividends	(29)	(28)	(57)	(56)
Comparable earnings from continuing operations	984	848	2,015	1,831
Comparable earnings per common share from continuing operations	$0.94	$0.82	$1.93	$1.76

	three months ended June 30		six months ended June 30
(millions of $, except per share amounts)	2026	2025	2026	2025

Cash flows
Net cash provided by operations	2,217	2,173	4,820	3,532
Comparable funds generated from operations[1]	1,996	1,964	4,332	3,913
Capital spending[2]	1,123	1,379	2,430	3,188
Dividends declared
per common share	$0.8775	$0.85	$1.7550	$1.70
Basic common shares outstanding (millions)
– weighted average for the period	1,042	1,040	1,042	1,040
– issued and outstanding at end of period	1,042	1,040	1,042	1,040
1Comparable funds generated from operations is a non-GAAP measure used throughout this news release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is net cash provided by operations. For more information on non-GAAP measures, refer to the Non-GAAP and Supplementary financial measure section of this news release.
2Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments. Refer to Note 4, Segmented information of our Condensed consolidated financial statements for additional information.

CEO Message
Throughout the first half of 2026, TC Energy continued to demonstrate strong execution, driven by safe and reliable operations. As a result, we delivered solid financial results and now expect to be at the upper end of our 2026 comparable EBITDA outlook range of $11.6 to $11.8 billion. For the second quarter, comparable EBITDA increased 12 per cent and segmented earnings increased 11 per cent compared to the same period in 2025, reflecting the strength of our diversified portfolio and disciplined execution. As we continue to connect energy across North America, we remain focused on maximizing the value of our assets through safety and operational excellence, while executing our selective portfolio of growth projects. These results reinforce the strength and resilience of our low-risk business model and our ability to deliver solid growth and repeatable performance.
Compelling North American market fundamentals continue to reinforce our long-term growth outlook for TC Energy. Our latest natural gas demand forecast estimates approximately 51 Bcf/d of demand growth from 2025 to 2035, driven primarily by LNG exports, gas-fired power generation and industrial growth. Our incumbent position across Western Canada, the U.S. Heartland and Mexico positions us to capture this demand through low-risk, capital-efficient growth opportunities that connect competitive supply to high-quality demand markets across North America.
The strength of these underlying market fundamentals continues to translate into tangible growth opportunities across our U.S. Natural Gas Pipelines business. In June 2026, we approved two expansion projects on our Columbia Gas and Columbia Gulf systems that further strengthen our position in high-growth power markets and support increasing demand from gas-fired generation including data centre development. The Central Virginia Capacity project is expected to provide up to 0.4 Bcf/d of capacity and has anticipated in-service dates of 2028 and 2030, while the Clark project is designed to provide up to    0.3 Bcf/d of capacity with an anticipated in-service date of 2028. Together, these projects represent approximately US$0.4 billion of capital investment, are backed by 20-year take-or-pay contracts and are expected to deliver a weighted average build multiple of approximately 5.8x, reflecting our disciplined approach to advancing low-risk, in-corridor expansions.
In Western Canada, demand across the NGTL System footprint remains strong, with multiple delivery and receipt service offerings underway representing up to approximately 1.0 Bcf/d of incremental system throughput. Growth is being supported by emerging power generation opportunities, including data centre-related load growth, as well as industrial development, LNG demand, and oilsands expansions. These trends reinforce the strategic importance of the NGTL System in connecting Western Canadian supply to growing demand markets. Reflecting this momentum, the Greater Edmonton Area offering, launched in March 2026 for up to approximately 0.26 Bcf/d of delivery service, was fully subscribed, demonstrating robust customer demand across the system.
Disciplined project execution continues to strengthen our financial position and support our long-term outlook. Year to date, we have placed approximately $1.8 billion of projects into service. In the U.S., we placed the Bison XPress project in service with a total project cost of approximately US$0.4 billion, of which our share is US$0.2 billion, strengthening Northern Border system reliability and adding up to approximately 0.3 Bcf/d of capacity to support growing regional transportation demand. On the NGTL System, the Berland River compressor unit became operational on July 14, 2026 following completion of the third-party power transmission connection. Together with the Valhalla North section, which was placed in service in the third quarter of 2025, the project provides approximately 400 MMcf/d of incremental capacity to the NGTL System. Looking ahead to the second half of 2026, we expect to place approximately $1.6 billion of capital into service, which we expect to be largely on time and on budget or better, while remaining on track to achieve our long-term target of 4.75x debt-to-EBITDA.1
Bruce Power delivered an important milestone in the quarter. Unit 3 MCR, which began refurbishment in March 2023, was declared commercially operational on June 12, 2026, ahead of schedule and within budget. Most notably among several innovations, the Unit 3 MCR marked the first time robotic tools were used on a reactor face to rebuild a CANDU reactor.
1 Debt-to-EBITDA is a non-GAAP ratio. Adjusted debt and adjusted comparable EBITDA are non-GAAP measures used to calculate debt-to-EBITDA. For more information on non-GAAP measures, refer to the non-GAAP measures of this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

Bruce Power and its partners also set a CANDU refurbishment record for calandria tube removal by completing it 11 days ahead of schedule. Unit 4 MCR continues to track on time and on budget. In addition, the Ontario IESO approved an additional $300 million in funding to advance Bruce C impact assessment and pre-development work, including First Nations and community engagement, workforce planning, and site preparation. We believe that Bruce Power’s consistent execution track record continues to position the asset to deliver stable, enduring value while meeting Ontario’s growing need for affordable, non-emitting and reliable power.
Finally, we released our 2026 Report on Sustainability. The report demonstrates how sustainability is integrated into our business and supports long-term value creation through disciplined execution, measurable progress on our commitments and transparent reporting, as we navigate a changing energy landscape. Key highlights include:
•Delivered our strongest safety performance in five years, with continued improvement in High Energy Serious Injury and Fatality rate and zero significant process safety events, reflecting disciplined operations and risk management
•Reduced methane emissions intensity by 24 per cent between 2019 and 2025 while increasing natural gas throughput by 20 per cent and comparable EBITDA in our natural gas business by 57 per cent over the same period
•Outlined potential pathways to advance our 40 to 55 per cent methane intensity reduction target by 2035 with accountability reinforced through alignment with executive compensation
•Through early and ongoing Indigenous engagement, secured 36 letters of support ahead of regulatory filings as we progress various projects under our NGTL System Multi-Year Growth Plan.
Together, our results through the first half of 2026 demonstrate the strength of TC Energy’s strategy, the durability of our     low-risk business model and the value of our differentiated natural gas and power footprint. We remain focused on safely delivering reliable energy, executing our portfolio of growth projects, maintaining financial strength and agility, and creating long-term value for our shareholders.
Dividends
TC Energy’s Board of Directors declared a quarterly dividend of $0.8775 per common share for the quarter ending September 30, 2026, equivalent to $3.51 on an annualized basis. The common share dividend is payable on October 30, 2026, to shareholders of record at the close of business on September 29, 2026.
The Board of Directors also declared dividends on the outstanding Cumulative First Preferred Shares (preferred shares). Information related to the preferred shares dividends are available on our website under TC Energy – Shareholder Information.

Teleconference and Webcast
We will hold a teleconference and webcast on Thursday, July 30, 2026 at 6:30 a.m. (MT) / 8:30 a.m. (ET) to discuss our second quarter 2026 financial results. Presenters will include François Poirier, President and Chief Executive Officer; Sean O'Donnell, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1-833-752-3826 (Canada/U.S. toll free) or 1-647-846-8864 (International toll). No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call.
A live webcast of the teleconference will be available on TC Energy's website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/14394. The webcast will be available for replay following the meeting.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight ET on Thursday, Aug. 6, 2026. Please call 1-855-669-9658 (Canada/U.S. toll free) or 1-412-317-0088 (International toll) and enter passcode 2418450.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We are a leader in North American energy infrastructure, spanning Canada, the U.S. and Mexico. For over 75 years, we have proudly connected the world to the energy it needs. Every day, we move more than 30 per cent of the natural gas used across the continent and connect LNG exports to global markets—powering communities and industries. Complemented by strategic ownership and low-risk investments in power generation, our infrastructure delivers affordable, reliable and sustainable energy across North America.
We carry forward a legacy of nation-building energy infrastructure and strong partnerships. By working with communities, businesses and leaders across our extensive energy network, we create opportunities today and for generations to come.
TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate" or other similar words. Forward-looking statements in this document may include, but are not limited to, statements related to expectations with respect to expected comparable EBITDA, comparable earnings in total and per common share and the sources and drivers thereof, expectations with respect to anticipated capital expenditures and net capital expenditures and the timing thereof, expectations with respect to identified approved and future projects, including associated capital expenditures, timelines, in-service dates, and outcomes, expectations with respect to completed projects and expected impacts thereof, expectations regarding benefit-sharing or cost-sharing arrangements in respect of our power generation assets, expectations on rate case settlements and timing of approved settlement terms, expectations with respect to our ability to deploy capital at targeted build multiples and achieve expected returns on invested capital, expectations with respect to the approximate value of projects to be placed in-service in subsequent years, expectations with respect to our strategic priorities, and the execution thereof, expectation on the value of and risk profile of our incremental growth projects, expectations with respect to our ability to maximize the value of our assets through safety and operational excellence, expectations regarding financial ratio targets such as debt-to-EBITDA, expectations with respect to our environmental and sustainability targets, including our methane emissions intensity reduction target, expectations on long-term value creation, expected cost and schedules for planned projects, including projects under construction and in development, expectations about energy demand levels and drivers thereof and our ability to meet expected energy demand, expectations regarding the competitive positioning and long-term value contribution of specific assets and our ability to capture growth opportunities, expectations about our ability to execute our identified portfolio of growth projects and ensure financial strength and agility, our ability to deliver low-risk, solid growth and repeatable performance, expected industry, market and economic conditions, and ongoing trade negotiations, including their expected impact on our business, customers and suppliers. Our forward-looking information is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements and future-oriented financial information in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2025 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our Report on Sustainability which is available on our website at www.TCEnergy.com.

Non-GAAP and Supplementary Financial Measure
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations. It also contains references to debt-to-EBITDA, a non-GAAP ratio, which is calculated using adjusted debt and adjusted comparable EBITDA, each of which are non-GAAP measures. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP Measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use. The MD&A is included with, and forms part of, this release. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy's profile.
With respect to non-GAAP measures used in the calculation of debt-to-EBITDA, adjusted debt is defined as the sum of Reported total debt, including Notes payable, Long-term debt, Current portion of long-term debt and Junior subordinated notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior subordinated notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as the sum of comparable EBITDA from continuing operations and comparable EBITDA from discontinued operations excluding Operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of (income) loss from equity investments and a Loan from affiliate as reported in our Consolidated statement of cash flows which we believe is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. Beginning in 2025, we entered into a subordinated demand revolving credit facility to borrow funds from the Sur de Texas joint venture and received proceeds totaling $111 million during the year. We believe that debt-to-EBITDA provides investors with useful information as it reflects our ability to service our debt and other long-term commitments. See the Reconciliation section for reconciliations of adjusted debt and adjusted comparable EBITDA for the years ended Dec. 31, 2023, 2024 and 2025.
This release contains references to build multiple, which is non-GAAP ratio which is calculated using capital expenditures and comparable EBITDA, of which comparable EBITDA is a non-GAAP measure. We believe build multiple provides investors with a useful measure to evaluate capital projects.
This release also contains references to net capital expenditures, which is a supplementary financial measure. Net capital expenditures represent capital costs incurred for growth projects, maintenance capital expenditures, contributions to equity investments and projects under development, adjusted for the portion attributed to non-controlling interests in the entities we control. Net capital expenditures reflect capital costs incurred during the period, excluding the impact of timing of cash payments. We use net capital expenditures as a key measure in evaluating our performance in managing our capital spending activities in comparison to our capital plan.

Reconciliation
The following is a reconciliation of adjusted debt and adjusted comparable EBITDA1.

	year ended December 31
(millions of Canadian $)	2025	2024	2023

Reported total debt	60,086	59,366	63,201
Management adjustments:
Debt treatment of preferred shares[2]	1,128	1,250	1,250
Equity treatment of junior subordinated notes[3]	(6,047)	(5,524)	(5,144)
Cash and cash equivalents	(168)	(801)	(3,678)
Operating lease liabilities	431	511	457
Adjusted debt	55,430	54,802	56,086

Comparable EBITDA from continuing operations[4]	10,952	10,049	9,472
Comparable EBITDA from discontinued operations[4]	—	1,145	1,516
Operating lease cost	112	117	105
Distributions received in excess of (income) loss from equity investments	342	67	(123)
Loan from affiliate	111	—	—
Adjusted Comparable EBITDA	11,517	11,378	10,970

Adjusted Debt/Adjusted Comparable EBITDA[1]	4.8	4.8	5.1
1Adjusted debt and adjusted comparable EBITDA are non-GAAP measures. The calculations are based on management methodology. Individual rating agency calculations will differ.
250 per cent debt treatment on $2.3 billion of preferred shares as of Dec. 31, 2025.
350 per cent equity treatment on $12.1 billion of junior subordinated notes as of Dec. 31, 2025. U.S. dollar-denominated notes translated at Dec. 31, 2025, USD/CAD foreign exchange rate of 1.37.
4Comparable EBITDA from continuing operations and Comparable EBITDA from discontinued operations are non-GAAP financial measures. See the Forward-looking information and Non-GAAP measures sections in our 2025 Annual Report for more information. Comparable EBITDA from discontinued operations represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of earnings in 2023. Refer to the Discontinued operations section in our 2024 Annual Report for additional information.

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